FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

Item

1.	Preview Of Income Statement For Third Quarter 2003

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Corporate Direction for External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 55 48 Fax 91 348 87 77 www.repsolypf.com

PREVIEW OF INCOME STATEMENT FOR THIRD QUARTER 2003

Operating Income up 31% in the third quarter, with oil and gas production growing 15.7% to reach a record high.

Unaudited figures

3Q 2002	2Q 2003	3Q 2003	% Variation 3Q03/3Q02	THIRD QUARTER 2003 RESULTS (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

571	642	645	13.0	ADJUSTED NET INCOME (1)	1,483	2,059	38.8

461	493	443	–3.9	NET INCOME	1,763	1,608	–8.8

712	946	933	31.0	OPERATING INCOME	2,445	3,008	23.0

1,150	1,193	1,092	–5.0	NET CASH FLOW	3,571	3,542	– 0.8

				Euro per share (2)

0.47	0.53	0.53	13.0	ADJUSTED NET INCOME	1.21	1.69	38.8

0.38	0.40	0.36	–3.9	NET INCOME	1.44	1.32	–8.8

0.94	0.98	0.89	–5.0	NET CASH FLOW	2.92	2.90	– 0.8

(1)	Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.
(2)	Average number of shares: 1,220.8 million, constant over the period under study.

THIRD QUARTER 2003 HIGHLIGHTS

•	Net adjusted income, at Eu645million, was 13.0% higher than in the third quarter of 2002. Net income was Eu443 million and operating income Eu933 million, up 31.0% compared to the third quarter of 2002. These third quarter results reflect the favourable oil and gas price scenario, stable mid-cycle refining margins and control over operating costs. The impact of these factors outweighs negative aspects, such as the evolution of the dollar against the euro, a higher tax rate and the accident at the Puertollano refinery.

•	Production in the quarter reached 1,224,100 boepd, 15.7% higher than the 2002 equivalent of 1,058,300 boepd, setting a new production record for the Company. This increment is mainly attributable to high seasonal gas demand in Argentina, the third liquefaction train in Trinidad and Tobago, which came on stream ahead of schedule, and the increase in Bolivian gas sales to Brazil. The positive results at several exploratory wells in the Gulf of Mexico, Libya, Bolivia, and Argentina and the incorporation of new mining acreage in the Gulf of Mexico and West Africa are among the highlights in the quarter.

•	Net debt at the end of the third quarter 2003 stands at Eu5,951 million, Eu473 million lower than at the end of the second quarter of this year, bringing the Company’s net debt ratio to 24.3%.

•	The estimated tax rate is 32% against 20% in the third quarter of 2002.

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1.	INTRODUCTION

1.1	Third quarter results

Adjusted net income in the third quarter of 2003 was up 13.0% to Eu645 million against Eu571 million for the same period a year earlier. Reported net income for the third quarter 2003 was Eu443million in comparison with the Eu461 million in the third quarter of 2002, reflecting the higher tax rate in this quarter with respect to the equivalent quarter in 2002.

The table below gives a reconciliation of the company’s adjusted results in the third quarter 2003, as well as the second quarter 2003 and the third quarter in 2002.

(Million euros)	3Q02	2Q03	3Q03	Jan – Sept 02	Jan – Sept 03

Net Income	461	493	443	1,763	1,608

Goodwill amortization	146	128	139	432	389

Accountable	53	43	44	175	132

Assigned to assets	93	85	95	257	257

Net extraordinary items	–1	39	32	–854	54

Net non-recurring items	–35	–18	31	142	8

TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	571	642	645	1,483	2,059

Operating income in the quarter was Eu933 million, 31.0% higher than in the equivalent 2002 period. It is worth mentioning that despite the weakness of the dollar against the euro and the higher tax rate, the Company generated Eu1,092 million in net cash flow, 5.0% lower than in the third quarter of 2002.

Earnings per share increased from Eu0.47 in the third quarter of 2002 to Eu0.53 in this quarter. Net cash flow per share was Eu0.89 compared to Eu0.94 in the equivalent period a year earlier.

The business scenario in the quarter was characterized by higher oil prices compared with the same period of last year, with Brent trading at an average 28.4$/bbl vs. 26.9 $/bbl in the third quarter of 2002 and 26.0 $/bbl in the second quarter this year, but without reaching the high 31.5 $/bbl levels we saw in the first quarter of 2003. At 2.72 $/bbl, the refining margin was higher than in the equivalent quarter last year but remained at the same levels as in the second quarter of 2003. The fall in base chemical international margins negatively affected chemical activities in the quarter. Finally, Gas and Power sales increased in Spain and Latin America and gas prices in the United States were higher than in the equivalent quarter last year.

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1.2	January to September results

Net income before extraordinaries, non-recurring items, and goodwill amortization was Eu2,059 million in the first nine months of 2003, 38.8% higher than in the same period a year earlier. Operating income in the January to September period was Eu3,008 million, 23.0% higher. Net cash flow for the first nine months was Eu3,542 million, 0.8% lower than in the equivalent 2002 period. This decrease is mainly due to the change in the method of consolidation of our interest in Gas Natural sdg and Enagas following the divestments made in the second quarter of 2002.

Net reported income fell 8.8% on the year to Eu1,608 million. Net adjusted earnings per share in the first nine months were Eu1.68 in comparison with Eu1.21 in the same period last year. Net cash flow per share reached Eu2.90 in the first nine months of 2003 vs. Eu2.92 share in the equivalent 2002 period.

Benchmark oil prices in the first nine months were higher than in the same period last year, particularly in the first quarter, with the price of Brent crude at an average 28.65 $/bbl vs. 24.38 $/bbl the same 2002 period. Moreover, the refining margin indicators were also much higher than in the previous year, 3.23 $/bbl vs. 1.19 $/bbl in 2002. Chemical activities reflected the positive urea and methanol margins this year and the favourable trend in base chemical margins in the first six-months of the year. The Gas & Power results continued to be strongly affected by the previously mentioned changes in the method of consolidation and the remuneration framework in the Spanish gas sector in 2002.

1.3	Investments and divestments

Investments in the third quarter, at Eu610 million, were 14.9% higher year-on-year mainly because of the larger investments in the Exploration and Production area. At Eu2,748 total investments in the first nine months were 48.3% higher than the Eu1,853 in the equivalent period a year earlier mainly because of the acquisitions in Trinidad and Tobago. Investments were also affected by the change in the method of consolidation of Gas Natural sdg, and the impact of the peso devaluation and its gradual appreciation on investments in Argentina.

No significant divestments were made in the third quarter of 2003. Total disposals in the first nine months reached Eu178 million, and refer mainly to the sale of a 6.78% stake in Compañía Logística de Hidrocarburos (CLH).

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1.4	Financial debt

The Company’s net financial debt was Eu5,951 million at the end of the third quarter, Eu473 million less than at the end of the second quarter 2003. The main factors behind this reduction were:

•	Eu1,092 million net operating cash flow generated in the quarter.
•	Eu603 million investments (*).
•	Eu127 million debt reduction stemming from the euro/dollar exchange rate fluctuations.
•	Payment of Eu195 million complementary dividend against 2002 results.
•	Variation in working capital and other movements, producing a decrease of Eu52 million.

Financial investments at 30 September 2003totalled Eu4,972 million, similar to the level at the end of June 2003. In accordance with Company’s conservative financial policy, this figure reflects early repayment of debt maturing up to mid 2005.

The financial ratios for the third quarter are as follows:

•	The debt ratio fell from 25.9% in the second quarter of 2003 to 24.3% at September of this year.
•	At September 2003, the net debt to operating cash flow ratio stood at 79.4% vs. 54.5% in the equivalent period last year.

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	NET DEBT EVOLUTION (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

8,960	7,686	6,424	–28.3	NET DEBT AT BEGINNING OF PERIOD	16,555	7,472	–54.9

–1,150	–1,193	–1,092	–5.0	NET CASH FLOW	–3,571	–3,542	– 0.8

509	613	603	18.5	INVESTMENTS (*)	1,831	2,623	43.3

–4	–31	–27	575.0	DIVESTMENTS (*)	–2,750	–170	–93.8

89	48	250	180.9	DIVIDENDS	475	525	10.5

120	–372	–127	—	TRANSLATION DIFFERENCES (1)	–1,531	–801	—

215	–327	–80	—	OTHER MOVEMENTS	–2,270	–156	—

8,739	6,424	5,951	–31.9	NET DEBT AT CLOSE OF PERIOD	8,739	5,951	–31.9

				Debt ratio (%)

27,385	24,754	24,530	–10.4	TOTAL CAPITALISATION (Million euros)	27,385	24,530	–10.4

31.9	25.9	24.3	–23.8	NET DEBT / TOTAL CAPITALISATION	31.9	24.3	–23.8

62.0	46.3	42.1	–32.1	NET DEBT / SHAREHOLDERS EQUITY	62.0	42.1	–32.1

(*)	Excluding investments and divestments in financial assets having no effect on net debt evolution.
(1)	At 30 September2002, 1 euro = 0.984 dollars; at 30 June 2003, 1 euro = 1.144 dollars; and at 30 September 2003, 1 euro = 1.1663 dollars.

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2.-	ANALYSIS OF RESULTS BY BUSINESS AREA

2.1.	Exploration & production

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02		Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

505	543	613	21.4	OPERATING INCOME (Million euros)	1,196	1,826	52.7

591.6	604.9	605.0	2.3	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	587.6	595.3	1.3

2,621	3,128	3,477	32.7	GAS PRODUCTION (Million scfpd)	2,398	3,005	25.3

1,058.3	1,162.0	1,224.1	15.7	TOTAL PRODUCTION (Thousand boepd)	1,014.7	1,130.4	11.4

249	375	302	21.3	INVESTMENTS (Million euros)	753	1,831	143.2

56.2	40.9	36.1	–35.8	EXPLORATION EXPENSES (Million euros)	186.5	114.3	–38.7

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	REALISATION PRICES	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

26.96	26.00	28.43	5.5	Brent ($/Bbl)	24.38	28.65	17.5

28.32	29.02	30.28	6.9	WTI ($/Bbl)	25.38	31.09	22.5

22.95	23.59	24.90	8.5	LIQUIDS ($/Bbl)	19.80	25.49	28.7

0.77	1.06	1.07	39.0	GAS ($/thousand scf)	0.76	1.06	39.0

Third quarter results

Operating income in the third quarter was Eu613 million, showing a year-on-year rise of 21.4%. Improvement here was due to the increase in crude oil and gas production, higher oil prices, and the increase in gas prices. The incorporation of profit obtained on the marketing and transport of gas purchased in Trinidad and Tobago under favourable terms also had a positive impact. However, the depreciation of the dollar against the euro had a negative effect.

Repsol YPF liquids realisation prices averaged $24.90 per barrel in the third quarter versus $22.95 per barrel in equivalent 2002 quarter and $23.59 per barrel in the second quarter this year. Furthermore, a 20% retention continued to be levied on oil exports from Argentina, resulting in a payment of $38.07 million in the quarter, equivalent to a discount of $1.06 per barrel on all crude oil sold in that country.

The average price of gas in the quarter was $1.07 per thousand cubic feet, 38.2% higher than the 2002 equivalent period.

In Argentina, the average gas price this quarter was $0.86 per thousand cubic feet, up 22.5% on the year.

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Total production in the third quarter 2003 reached 1,224,100 boepd, 15.7% more than the 1,058,300 boepd registered in the same quarter the year before. The rise in production comes mainly from Trinidad and Tobago, reaching 113,600 boepd in the quarter with the three liquefaction trains in operation, and a significant increase in gas production in Argentina to meet high seasonal demand. To a lesser extent, growth came from an increase in gas production in Bolivia and higher oil production in Libya, Spain, and Ecuador, which helped to offset lower production in Dubai.

Crude oil and liquids production increased 2.3% year-on-year to 605,000 barrels per day. Production in Trinidad and Tobago was 22,500 boepd. Production increased in Libya, Bolivia, Spain, Ecuador, and Algeria, while production in Dubai and Venezuela was lower due to natural depletion in the fields.

Gas production was 3,477 million cubic feet day (equivalent to 619,200 boepd), 32.7% higher than in the same quarter last year. This increase comes mainly from Trinidad and Tobago where production in the quarter reached 511.5 million cubic feet per day (91,100 boepd) with the three liquefaction trains in operation, higher gas demand in Argentina this winter relative to 2002 (71,000 boepd), and the increase in gas production in Bolivia and Algeria.

The devaluation in Argentina had the effect of lowering euro-denominated investment costs and enhancing the company operating costs in comparison to pre-crisis levels. Repsol YPF global lifting costs in the third quarter of 2003 were 1.60 $/boe, 16.8% higher than in same quarter last year ($1.37 $/boe in 2002) because of the impact of Argentinean cumulative inflation and the appreciateion of the Argentine peso against the dollar. However, these costs were much lower than the 2.46 $/boe in the third quarter of 2001. Lifting costs in Argentina, at 1.68 $/boe, were 24.7% higher year-on-year (1.35 $/boe in 2002), but much lower than the 2.12 $/boe in the third quarter of 2001.

Since the start of 2003, operating income from Gas and LNG marketing and trading activities and the results of other Argentinean affiliates (namely Mega and Pluspetrol Energy) are consolidated under Exploration and Production. The contribution of these activities to operating income in the third quarter 2003 was Eu42.7 million. These good results were mainly achieved thanks to the increase in LNG sales following the start up of the third liquefaction train in Trinidad and Tobago that came on stream ahead of schedule and the high benchmark natural gas prices in the United States (Henry Hub).

New internal criteria for recording intra-Company transactions in Argentina between the Exploration and Production and the Refining and Marketing divisions involving crude oil product inventories have been effective since 1 January 2003 with these transactions now stated at production cost. Based on the new criteria, a negative adjustment of Eu31.6 million was recorded in Exploration and Production results in the third quarter.

Exploration expenses were Eu36.1 million in the quarter against Eu40.9 million in the same quarter of 2002.

Four new crude oil discoveries were made in this quarter in the Gulf of Mexico (Neptune 5), Libya (01-NC 115), Bolivia (Surubi NO x-1), and Argentina (Estancia Sarai x-2), with the discoveries in the Neptune structure in the Gulf of Mexico and the 01 structure in block NC-115 in Libya as the most promising.

The Neptune 5 well has tested a gross oil column measuring approximately 300 metres on the flank of the Neptune structure. This thickness is significantly greater than previous results in the same exploration area, thereby increasing the possibilities for the project’s commercial development given that its location is close to the Mad Dog and Atlantis fields currently under development. In Libya, the O1-NC115 test drilling found a larger than anticipated hydrocarbon column (112m), revaluing the potential of similar structures throughout Block NC 115.

In this third quarter, Repsol YPF acquired new mining acreage that was put out to tender in the Gulf of Mexico (ten new blocks) and in Sierra Leone (two blocks). The Company also entered into several agreements for acquiring new blocks in Equatorial Guinea and Morocco.

The Libyan National Oil Company (NOC) approved the development of field “D” in the NC-186 block in the Murzuq basin at the beginning of last August. The reserves in this field total 132 million barrels and the development plan authorizes a production plateau of 35,000 bbl/day.

Last September the heavy oil pipeline started operations in Ecuador enabling the commercialisation of Napo crude oil. This will boost Repsol YPF’s oil production in Ecuador in the fourth quarter of this year.

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January to September results

Operating income in the first nine months of 2003 reached Eu1,826 million, 52.7% more than in the equivalent period in 2002.

The contribution of Gas and LNG marketing and trading activities, as well as that of other Argentinean affiliates (mainly Mega and Pluspetrol Energy) to operating income in the first nine months of 2003 was Eu100.7 million. As previously mentioned under third quarter results with respect to the change in the consolidation criteria for transactions in Argentina between the Exploration and Production and the Refining and Marketing divisions, a negative adjustment of Eu118.2 million was recorded in the equivalent 2002 period.

The increase in January to September results is attributable to the same previously mentioned factors for the quarter, with the average realisation price of liquids of 25.49 $/bbl in comparison with 19.8 $/bbl in the equivalent 2002 period and average gas prices in Argentina which were 23.9% higher than in the first nine months of 2002.

Average production in the first nine months of 2003 was 1,130,400 boepd, 11.4% more than in the same 2002 period. Production of liquids was up 1.3%, 7,700 boepd more, while gas production was up 25.3%, an additional 606 million scf/day. In Argentina, average production in the first nine months was 768,900 boepd, 5.3% higher on the year.

Repsol YPF’s overall lifting cost for the first nine months of 2003 was 1.68 $/boe, 17% higher than in the equivalent period in 2002. Exploration and Production expenses in the January-September period were Eu114.3 million vs. Eu186.5 million the first nine months of 2002.

Investments

Third quarter investments in this area totalled Eu302 million, 21.3% more than in the equivalent 2002 period. Investments in development represented 93% of total investments in the quarter.

Investments for the first nine months of the year totalled Eu1,831 million, a 143.2% increase over the first nine months of 2002. Investments in development accounted for 41% of total investments in this period and were made mainly in Argentina (55%), Ecuador (19%), Trinidad and Tobago (13%), Bolivia (5%), and Libya (2%).

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2.2	REFINING & MARKETING

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02		Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

135	348	265	96.3	OPERATING INCOME (Million euros)	604	970	60.6

48	46	40	–16.7	LPG OPERATING INCOME (Million euros)	236	143	–39.4

12,108	13,336	13,897	14.8	OIL PRODUCT SALES (Thousand tons)	36,685	39,944	8.9

693	761	656	–5.3	LPG SALES (Thousand tons)	2,425	2,375	2.1

138	154	158	14.5	INVESTMENTS (Million euros)	355	407	14.6

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	REFINING MARGIN indicators ($/Bbl)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

1.16	2.94	2.47	112.9	Spain	1.08	3.43	217.6

2.20	2.34	3.17	44.1	Latin America	1.37	2.87	109.5

1.55	2.72	2.72	75.5	Repsol YPF	1.19	3.23	171.4

THIRD QUARTER RESULTS

Operating income in the third quarter was Eu265 million, in comparison with Eu135 million in the same quarter of 2002 and Eu348 million in the previous quarter. Overall, there was an improvement in refining and marketing margins in the quarter in comparison with the same period a year earlier.

The company’s refining margin indicators were 2.72 $/barrel, significantly higher than the1.55 $/barrel in second quarter 2002 and the same level as those of the second quarter 2003. Distillation in the third quarter was 2.3% higher than in the equivalent quarter in 2002 and 5.7% lower than in the previous quarter.

The accident in August this year at the Puertollano refinery had a significant impact on results for this business area. The refinery has been inactive because of this accident. Repair works are 40% completed and 30% of the oil capacity as well as the olefin plant are in operation. Start-up of the different units is expected to be completed by December. Furthermore, the new mild hydrocracker unit is expected to go on stream in the first quarter of 2004.

In Spain, light product sales to own network were 2.3% higher in the year compared to the equivalent quarter in 2002, with gasolines and gas oil sales (up 3.9%) contributing to this growth. Meanwhile, the downward trend in fuel oil evident in the first quarter continues. In Argentina, gasolines and gas oil sales were lower than in the equivalent period last year, falling 1.5%. However, it should be noted that this fall is much less pronounced than in the second quarter (when the corresponding fall was 6.8%) and represents a turning point.

As in the rest of Europe, margins in the service station network in Spain were very similar to those for the equivalent quarter in 2002. In Argentina, margins were positive and higher than those of the same quarter 2002 due to the devaluation effect on the refined products prices and the appreciation of the peso against the dollar during the year. These margins, however, were lower than in the second quarter because of higher international prices and the price stability agreement.

LPG sales in Spain fell 9.5% in comparison with the equivalent quarter last year. Growing competition from other operators, and the development of other energy sources, particularly natural gas and electricity were the main structural factors behind the fall in sales. LPG sales in Latin America fell 0.6% in the third quarter because of the warm temperatures in July in the South Cone and high feedstock prices.

In Spain, the LPG margin was 4% lower this quarter in comparison with the equivalent period last year because of higher feedstock prices in international markets. Retail margins were higher in all Latin American countries.

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January to September results

Accumulated operating income at 30 September 2003 was Eu970 million, a 60.6% increase over the equivalent period in 2002.

This growth was mainly due to improvement in international refining margins, up 171% in comparison with the first nine months of 2002. Marketing margins in Spain remained unchanged while in Argentina these margins were significantly higher because the impact of the devaluation was partially passed on to retail prices.

Total oil product sales were 8.9% higher than in the equivalent period a year earlier (including growth of 5.5% in Spain and 6.9% in Argentina), reaching 39.9 million tons. Own network sales in Spain fell 3.1% because of the drop in fuel oil sales while gasoline and gas oil sales increased 5.9% on the year. Own network sales in Argentina fell 3%, with gasoline sales declining 9.1% because of weaker demand in the country and the substitution of this product by compressed natural gas (CNG) while gas-oil sales were up 1.2%.

LPG sales in Spain in the first nine months dropped 3.3% dragged down by the decline experienced in the third quarter and despite the strong performance in the first quarter. LPG sales in Latin America remained at the same levels.

In Spain, LPG margins were 15% lower on the year as a consecuence of not passing on the cost of feedstock to retail prices because of the current maximum bottled gas price formula. Retail margins in all Latin American countries were higher, except in Chile and Peru, where the price restraint policy implemented by Petroperu continues to affect prices.

Investments

Eu158 million were invested in the third quarter 2003, 14.5% more than in the equivalent 2002 quarter, and were mainly allocated to ongoing refining projects, namely, the mild hydrocracker in Puertollano; a vacuum unit and a visbreaking unit in La Pampilla; revamping of the service station network; and development of LPG products in Spain and in Latin America. Investments in the nine months totalled Eu407 million, 14.6% more than in the equivalent period in 2002.

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2.3.- CHEMICALS

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02		Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

44	58	12	–72.7	OPERATING INCOME (Million euros)	93	121	30.1

848	1,038	1,018	20.1	SALES (Thousand tons)	2,639	3,052	15.7

17	12	18	5.9	INVESTMENTS (Million euros)	59	56	–5.1

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	INTERNATIONAL MARGIN INDICATORS	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

419	554	304	–27.4	Basic (Euros per ton)	372	407	9.4

351	312	316	–10.0	Derivatives Europe (Euros per ton)	322	313	–2.8

139	179	170	22.3	Derivatives Latin America (US$ per ton)	116	174	50

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the most significant products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of plants.

Third quarter results

Third quarter 2003 operating income was Eu12 million in comparison with Eu58 million in the second quarter of 2003 and Eu44 million in the third quarter last year.

Lower base chemical margins, not offset by the higher derivative margins in Europe, were responsible for the drop in operating income this quarter in comparison with the second quarter this year. The decline in the base chemical margin is the result of lower contract prices, both for ethylene as well as propylene, and slightly higher naphtha prices. Results were also affected by lower methanol margins and a 1.9% fall in petrochemical sales.

Operating income fell in comparison with the third quarter 2002 because the lower margins in base chemicals and derivatives in Europe. It should be noted, however, that methanol and urea margins were higher than in the third quarter of 2002.

Total petrochemical sales were 1,018 thousand tons, 1.9% lower than in the previous quarter and 20.1% more than in the same period last year.

January to September results

Third quarter 2003 operating income was Eu121 million, 30.1% higher than in the equivalent period in 2002. Growth in operating income was possible because of higher international margins, particularly basic petrochemicals and Latin American derivative (urea and methanol) margins as well as higher sales volumes.

Total sales of petrochemical products were 3,052 thousand tons, 15.7% up year-on-year. One of the main factors behind this increase was the problems affecting methanol transport in Argentina, which were finally resolved with transport currently operating at full capacity.

Investments

Third quarter 2003 investments in Chemicals totalled Eu18 million and Eu56 million in the first nine months. Most of these expenditures were allocated in upgrading existing units.

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2.4.- GAS & POWER

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02		Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

53	36	52	–1.9	OPERATING INCOME (Million euros)	579	151	–73.9

6.50	7.11	7.40	13.8	GAS SALES (bcm) (1)	19.75	22.05	11.6

72	153	103	43.1	INVESTMENTS (Million euros)	562	363	–35.4

Note: 1 bcm = 1,000 million cubic meters = 11,626.4 GWh = 10 billion thermies

(1) For ease of comparison on equivalent terms, Gas Natural sdg figures are represented at 100%

Third quarter results

Third quarter operating income was Eu52 million in comparison to Eu53 million for the corresponding period in 2002. The reason for the fall in operating income is the reclassification of several Latin American affiliates. now stated under Exploration and Production.

Third quarter gas sales totalled 7.4 bcm, 13.8% higher than in the equivalent quarter a year earlier due to an increase in sales to thermal power plants in Spain, natural gas trading activities, and sales growth in Latin America.

In the third quarter of 2003 gas sales in Spain grew by 12.8% compared with the same period in 2002, totalling 4.53 bcm. The main reasons for this growth were an increase in sales to thermal power plants of 0.95 bcm (up 27.0%), caused by strong demand in the summer months, an increase in sales to third party distribution and marketing agents of 1.0 bcm (up 39.7%) and an increase in sales to the residential and commercial sector of 0.26 bcm (up 5.2%)where the customer base increased by 302,000 in the last twelve months to 4.4 million. Despite growing competition and some switching by customers to the non-regulated sector, underlying strong growth in the Spanish industrial sector helped sales to industrial customers to reach 2.31 bcm, the same level as in the corresponding period last year.

In electricity supply, the Company now has a share of over 4% of the free market with sales in the third quarter of 2003 totalling 790 GWh. In power generation, the San Roque and San Adrián de Besós combined cycle plants produced 1,354 GWh in the third quarter of 2003.

Gas & power operations in Latin America produced an income of Eu9 million in this quarter, 43.8% lower than inthe same period last year. This drop is mainly attributable to the previously mentioned reclassification of the results from some of the affiliates under the Exploration and Production area. Excluding this impact, income from this activity in Latin America was up due to sales growth in the region except in Brazil where sales were negatively affected by higher hydro generation (Argentina up 10.1%, Mexico up 16.6%, Colombia up 11.2% while Brazil was 12.1% lower), offset partially by lower margins in the region because of the stronger euro. These higher sales were mainly the result of winning 324,000 new customers in the past twelve months, bringing the total in Latin America to 4.2 million.

Natural gas trading revenues outside Spain in this quarter reached 0.82 bcm, much higher than the 0.50 bcm registered in the equivalent period of 2002, the company benefitting from higher benchmark prices in the United States (Henry Hub).

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January to September results

Operating income in the first nine months totalled Eu151 million vs. Eu579 million in the equivalent period a year earlier. These two aggregates are not comparable since 2002 results up to May included 100% of Gas Natural sdg. The fall in operating income was the result of the consolidation of Enagas by Gas Natural sdg by the equity method from July 2002, the change in the remuneration scheme in February 2002, and the previously mentioned reclassification of the results from some of the Latin American affiliates.

Investments

Third quarter investment in Gas & Power was Eu103 million, 43.1% higher than in third quarter 2002.

Investments in the first nine months of 2003 reached Eu363million, 35.4% lower than in the same quarter a year earlier mainly due to the change in the method of consolidation for Gas Natural sdg, the impact of which was partially offset by the acquisition of shares of the company.

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2.5.	CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded a loss of Eu9 million in third quarter 2003, bringing accumulated losses to Eu60 million.

3.-	FINANCIAL RESULT

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	BREAKDOWN OF FINANCIAL RESULTS (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

9,085	7,377	6,605	–27.3	Average net Debt	12,856	7,534	–41.4

5.6	5.9	6.5	16.1	Average Debt Cost (%)	5.6	6.0	7.1

130	111	110	–15.4	Financial interest	543	345	–36.5

–6	–8	–9	—	Capitalised financial costs	–26	–21	—

–99	–21	24	—	Others	143	–29	—

25	82	125	400.0	NET Financial EXPENSES	660	295	–55.3

Net financial expenses in the third quarter of 2003 were Eu125 million against Eu25 million in the equivalent 2002 quarter. The main reasons for this are translation differences caused by fluctuations in the exchange rates of the dollar, Argentinean peso and the Brazilian real against the euro. These translation differences amounted to positive Eu76 million in in the third quarter of 2002 against negative Eu27million in the third quarter of 2003. These differences also explain the increase in financial expenses in the third quarter compared with the first two quarters of 2003.

The cost of net debt in the first nine months of 2003 was Eu345 million compared to Eu543 million in the equivalent period a year earlier, due to a 41.4% reduction of the average net debt in both periods. Within the framework of the established conservative financial policy, this reduction was achieved maintaining the same net cash position and, therefore, there was an increase in the relative weighting of net cash over total debt. In terms of net debt, this implies that financial expenses increased from 5.6% in the first nine months of 2002 to 6.0% in the equivalent period this year.

4.-	EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

—	13	5	—	E&P	—	36	—

5	9	9	80.0	R&M	36	19	–47.2

9	9	4	–55.5	CHEMICALS	–39	24	—

–25	3	1	—	G&P	–52	20	—

–11	34	19	—	TOTAL	–55	99	—

Income from unconsolidated affiliates in the third quarter of 2003 totalled Eu19 million against a loss of Eu11 million in the same quarter 2002. These quarterly results mainly relate to the contributions made by Atlantic LNG (Eu9 million), CLH (Eu6 million), Enagas (Eu4 million), Polisur (Eu3 million), and Petroken (Eu2 million), and the share in Central Dock Sud losses (Eu4 million).

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5.-	GOODWILL AMORTIZATION
Unaudited figures
QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	GOODWILL AMORTIZATION (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

53	43	44	–16.9	UNASSIGNED	175	132	–24.6

93	85	95	2.1	ASSIGNED TO ASSETS	257	257	—

146	128	139	–4.79	TOTAL	432	389	–9.9

Unassigned goodwill amortization for the third quarter of 2003 was Eu44 million, in comparison to Eu53 million for the same quarter in 2002, and Eu43 million in the previous quarter.

Lower euro expense for dollar-denominated goodwill amortization, following the appreciation of the euro against the dollar, is the main reason behind this difference with respect to the equivalent quarter a year earlier.

6.-	EXTRAORDINARY ITEMS

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

–25	–58	–48	—	EXTRAORDINARY INCOME BEFORE TAX	1,067	–80	—

1	–39	–32	—	EXTRAORDINARY INCOME AFTER TAX	854	–54	—

The Eu48 million in extraordinary losses recorded in the third quarter mainly comprise provisions for legal contingencies in Argentina (Eu16 million), provisions for non-recurring personnel expenses (Eu11 million), and a provision for tax contingencies (Eu8 million).

7.-	TAXES

The 32% estimate for the 2003 effective Corporate Tax rate made at the beginning of this year remains unchanged in this third quarter. This tax rate is higher than in the previous year (19.8%), but lower than in 2001 (39.5%).

Corporate income tax expense at the end of the third quarter 2003 amounts to Eu832 million. It should be noted that, from last year, this segment includes the taxes paid in Dubai and Algeria (Eu111 million as at the end of this quarter), which were previously included as Explotarion and Production operating income.

As was evident last year, the tax rate is sensitive to the evolution in exchange rates and oil prices. Therefore the effective tax rate estimated may be revised in the next quarter.

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8.-	MINORITY INTERESTS

Unaudited figures

QUARTER					ACCUMULATED
3Q02	2Q03	3Q03	% Variation 3Q03/3Q02	BREAKDOWN OF INCOME FROM MINORITY INTERESTS (Million euros)	Jan-Sept 2002	Jan-Sept 2003	% Variation 03/02

43	37	40	–6.9	PREFERENCE SHARES	133	117	–12.0

15	12	17	13.3	OTHERS	202	43	–78.7

58	49	57	–1.7	TOTAL	335	160	–52.2

Income attributable to minority interests in the third quarter of 2003 was Eu57 million, in comparison to Eu58 million recorded in the same period last year.

At 30 September, income attributable to minority interests was Eu160 million against the Eu335 million recorded in the same 2002 period. The main difference is attributable to the minority interests in Gas Natural sdg, which were recorded until May 2002 and no longer exist in 2003. The company is now carried by the proportional integration method, a method that does not generate any differences when comparing third quarter 2002 and 2003 since the Gas Natural sdg stake is consolidated using the same method in both periods.

9.-	HIGHLIGHTS

We would like to highlight following events that have arisen since our last quarterly report:

In Exploration & Production, the consortium in which Repsol YPF participates has discovered a relevant hydrocarbon column while assessing drilling at the Neptune 5 field, located in deep waters in the region of the Central Gulf of Mexico. During the mentioned appraisal, located in Atwater Valley 574, which has gone down to approximately 5,830 metres, a net oil pay of more than 300 metres has been found. This is significantly larger than those previously recorded within this same exploratory area. Preliminary evaluation of fluids indicates that the oil is of very good quality, similar to those found at Mad Dog and Atlantis, currently being developed.

The consortium forming the Neptune project is made up of Repsol YPF (15%), BHP Billiton (35%, being also the operator), Marathon Oil Company (30%) and Woodside Petroleum Ltd. (20%) and it has begun drilling a new well delineating the structure, in order to define new development options. The Neptune project includes 4 other nearby blocks and is located some 210 kms from the coast.

In Libya, Repsol YPF started production in early October at the A field in Block NC 186, which should reach a production plateau of 40,000 barrels of oil per day. In August 2003 the Libyan National Oil Company (NOC) approved the development of Field D in the same Block NC 186.

In Gas & Power, Repsol YPF supplied the Norwegian company Statoil with its first shipment of Liquid Natural Gas (LNG) from the third LNG liquefaction train in Trinidad & Tobago, for the recently inaugurated regasification facility at Cove Point on the eastern coast of the United States. This first shipment, 135,000 m3 of LNG, is part of the 2.7 bcm of gas (more than 15% of Spain’s current gas consumption) sold under contract to Repsol YPF from the second and third Atlantic LNG trains, in which it holds a 25% stake. Trinidad & Tobago is currently the only source of LNG in the Atlantic basin capable of meeting the quality specifications of all the LNG regasification plants on the eastern coast of the United States, including Cove Point.

Repsol YPF has a 20% interest in the Company that owns Train 1 (Atlantic LNG), and a 25% stake in Trains 2 and 3 (Atlantic LNG 2/3) in a consortium with BP, BG, and others, created for exploiting the LNG plants in Trinidad & Tobago.

On 21 October, the credit ratings agency, Moody’s, upgraded its outlook for Repsol YPF long-term debt from negative to stable. According to Moody’s, this upgrading reflects the Company’s efforts aimed at strengthening its financial position despite the volatility of the Argentinean economy. The credit rating agency highlights the Company’s efforts to significantly reduce its debt through cash flow generation and a correct asset divestment schedule. Furthermore, it mentions that Repsol YPF maintains more than one year’s cash and liquidity to meet debt maturities.

Moody’s is also very positive on Repsol YPF’s efforts to reduce its risk concentration in Argentina by diversifying its businesses geographically, focusing its investments in other Latin American countries.

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THE SITUATION in Latin America

The Argentine economy in the third quarter 2003 continues to show the same upward trend as in the previous quarter. Economic activity continues to increase and in addition to export activity growth and the replacement of imports driven by devaluation, spending and investment levels have gradually improved in recent months. The exchange rate as well as consumer prices have stabilised.

On the political scene, local elections in several provinces indicate President Kirschner’s political consolidation, with high public approval ratings for his performance. The political map confirms that the party in government (Justicialismo) has obtained a majority in both legislative houses and in most provincial administrations.

1. Improved economic situation: main indicators

1.1	GDP growth in the first six months of the year was 6.6%, showing strong export and domestic spending momentum. This trend spilled over to the third quarter, in which industry grew 15.7% relative to the same period a year earlier, and 1.7% against the second quarter, adjusted for seasonal distortion. Forecasts for 2003 predict close to 7% economic growth, with a similar increase in jobs, which will translate into a further cut in the unemployment rate.

1.2	The balance of trade in Argentina continues to show a large commercial surplus within an international context of high prices for Argentinean exports. Based on data as at August 2003, exports are growing at a rate of 16% against the equivalent period in the previous year, while imports increased 42%, reflecting the economic recovery.

1.3	The large current account surplus and the reduction in private capital outflows continue to provoke an excess supply of dollars in the currency market. The peso/dollar parity continues to fluctuate at approximately 2.90 peso/dollar, and the Central Bank has increased its reserves.

1.4	In a context of falling interest rates in the country, deposits and the economy’s payment facilities continue to recover. One of the aspects worth mentioning is that the improvement of the banking sector’s liquidity in the third quarter has reversed the credit contraction trend observed since the start of the crisis. Loans to the private sector, particularly personal and credit-card loans, have been rising since August.

1.5	Prices remain stable despite the strong economic recovery. Consumer prices in the third quarter were up 0.27% compared with the second quarter, and 5.2% in comparison with the equivalent 2002 period.

1.6	Tax collection continues to show favourable development, supported by economic recovery and the growth of exports subject to tax retention. In the third quarter, this rose at a 33% inter-annual rate, and the government is amply complying with the targets agreed with the IMF. The primary national tax rate would reach 2.3 % of GDP.

2. Specific regime for the oil sector

The conditions for the oil sector in the third quarter were very similar to those of the first six months of the year, with no significant changes taking place in the regulatory context. The extension of the agreements between the distributors and the Government has contributed to stable fuel prices.

Economic activity in Brazil is showing signs of recovery following a slump in the first half of the year. As the rate of inflation began to decline, the authorities partially eased their monetary policy to encourage the recovery.

The tax policy remains very austere, with a primary surplus of close to 4.5% of GDP. The Government has submitted two important structural reforms for legislative approval (the pension system and fiscal policy), both of which are at an advanced stage of negotiations in Congress.

President Lula’s right approach in the first months of his mandate resulted in a sharp reduction in the country risk for Brazilian debt, returning to levels close to 600 basis points.

In short, in the third quarter 2003, the economies of Argentina and Brazil are showing signs of rebounding in the context of stable prices and currency exchange markets. These trends are expected to carry over to the remaining months of the year in both countries.

Madrid, 7 November 2003

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TABLES

RESULTS THIRD QUARTER 2003

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REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - SEPTEMBER
	3Q02	2Q03	3Q03	2002	2003

EBITDA (1)	1,362	1,502	1,530	4,471	4,721
Operating income	712	946	933	2,445	3,008
Financial results	(25)	(82)	(125)	(660)	(295)
Equity on earnings of unconsolidated affiliates	(11)	34	19	(55)	99
Goodwill amortization	(53)	(43)	(44)	(175)	(132)
Extraordinary items	(25)	(58)	(48)	1,067	(80)
Income before income tax and minority interests	598	797	735	2,622	2,600
Income tax	(79)	(255)	(235)	(524)	(832)
Net income before minority interests	519	542	500	2,098	1,768

Minority interest	(58)	(49)	(57)	(335)	(160)

Net income	461	493	443	1,763	1,608

Cash-flow after taxes (3)	1,150	1,193	1,092	3,571	3,542

Net income per share (*)
* Euros/share	0.38	0.40	0.36	1.44	1.32
* $/ADR	0.37	0.35	0.31	1.42	1.13

Cash-flow per share (*)
* Euros/share	0.94	0.98	0.89	2.92	2.90
* $/ADR	0.93	0.85	0.77	2.88	2.49
(*)	Calculated on 1,220,863,463 shares
(1)	EBITDA: Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in the operating income.

     1.016     USD/Euro in 3Q02
     1.144     USD/Euro in 2Q02
     1.166     USD/Euro in 3Q03

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BREAK-DOWN OF REPSOL YPF OPERATING REVENUES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - SEPTEMBER
	3Q02	2Q03	3Q03	2002	2003

Exploration & Production	1,495	1,557	1,691	4,110	4,885

Spain	21	102	158	65	330
Argentina	1,063	981	1,020	2,828	3,094
Others in Latin America	158	311	347	589	954
Other countries	253	163	166	628	507

Refining & Marketing	8,282	7,768	7,963	22,761	24,419

Spain	5,452	5,109	5,239	15,295	16,077
Argentina	1,596	1,581	1,548	4,144	4,764
Others in Latin America	944	742	753	2,087	2,217
Other countries	290	336	423	1,235	1,361

Chemicals	475	577	467	1,565	1,600

Spain	341	464	340	1,296	1,237
Argentina	134	113	127	269	363
Others in Latin America	—	—	—	—
Other countries	—	—	—	—

Gas & Power	309	322	360	2,754	1,051

Spain	243	272	298	2,347	892
Argentina	18	8	13	35	27
Others in Latin America	45	36	41	361	114
Other countries	3	6	8	11	18

Corporate and Others	(1,630)	(1,349)	(1,328)	(3,866)	(4,164)

TOTAL	8,931	8,875	9,153	27,324	27,791

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BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - SEPTEMBER
	3Q02	2Q03	3Q03	2002	2003

Exploration & Production	505	543	613	1,196	1,826

Spain	(23)	(36)	7	(29)	(14)
Argentina	401	366	399	875	1,264
Others in Latin America	47	136	134	66	349
Other countries	80	77	73	284	227

Refining & Marketing	135	348	265	604	970

Spain	126	174	133	476	544
Argentina	2	163	116	71	387
Others in Latin America	7	5	15	49	28
Other countries	—	6	1	8	11

Chemicals	44	58	12	93	121

Spain	28	27	(21)	52	33
Argentina	16	31	33	41	88
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	53	36	52	579	151

Spain	31	25	37	478	114
Argentina	9	2	5	18	9
Others in Latin America	7	3	4	23	10
Other countries	6	6	6	60	18

Corporate and Others	(25)	(39)	(9)	(27)	(60)

TOTAL	712	946	933	2,445	3,008

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BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - SEPTEMBER
	3Q02	2Q03	3Q03	2002	2003

Exploration & Production	869	884	962	2,308	2,842

Refining & Marketing	306	507	403	1,074	1,410

Chemicals	84	102	53	209	250

Gas & Power	92	47	74	816	202

Corporate and Others	11	(38)	38	64	17

TOTAL	1,362	1,502	1,530	4,471	4,721

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BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - SEPTEMBER
	3Q02	2Q03	3Q03	2002	2003

Exploration & Production	249	375	302	753	1,831

Spain	9	13	1	28	14
Argentina	137	147	165	420	440
Others in Latin America	90	198	112	252	1,317
Other countries	13	17	24	53	60

Refining & Marketing	138	154	158	355	407

Spain	76	92	92	206	250
Argentina	12	10	12	36	31
Others in Latin America	48	52	52	106	121
Other countries	2	—	2	7	5

Chemicals	17	12	18	59	56

Spain	7	9	16	32	50
Argentina	10	3	2	27	6
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	72	153	103	562	363

Spain	42	142	91	272	327
Argentina	4	—	—	13	4
Others in Latin America (**)	25	10	8	273	26
Other countries (**)	1	1	4	4	6

Corporate and Others	55	34	29	124	91

TOTAL	531	728	610	1,853	2,748
(*)	Capitalized deferred expenses not included
(**)	Second quarter 2003 figures do not coincide with those reflected in the note for that period since an error included in that note has been corrected

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REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)
(Unaudited figures)

		DECEMBER	SEPTEMBER
		2002	2003

	Start-up expenses	61	33

	Intangible assets	898	993

	Property, plants and equipment	20,562	19,812

A.	Long term financial assets	335	368

	Other financial assets	883	975

	Goodwill arising on consolidation	2,934	2,674

	Deferred tax assets	616	755

	Deferred expenses	683	628

B.	Temporary cash investments and cash on hand and in banks	4,465	4,604

	Other current assets	6,627	6,718

	TOTAL ASSETS	38,064	37,560

C.	Shareholders equity	13,586	14,143

D.	Minority interests	4,223	4,130

	Negative consolidation difference	3	15

	Long term liabilities	1,165	1,259

E.	Subsidies and deferred revenues	262	303

	Deferred tax liabilities	503	608

F.	Long term debt	8,273	7,331

G.	State financing of investments in exploration	3	3

	Non-interest bearing liabilities	1,111	1,163

H.	Short term debt	3,999	3,592

	Other current liabilities	4,936	5,013

	TOTAL EQUITY / LIABILITIES	38,064	37,560

I.	NET DEBT (Sum of F+H-A-B)	7,472	5,951

	CAPITALIZATION (Sum of C+D+E+G+I)	25,546	24,530

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	25,281	24,224

	ROCE before extraordinary, non recurring items and Goodwill amortization (*)	14,3%	18,5%

(*) It corresponds to net adjusted income between capital employed minus goodwill at the begining of the period. In 2002 it was adjusted by the Gas Natural divestment.

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REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES		JANUARY - SEPTEMBER
	3Q02	3Q03	2002	2003

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	461	443	1,763	1,608
Adjustments to reconcile net income to net cash provided by
operating activities:
Amortizations	667	631	2,208	1,827
Net Provisions	33	71	275	158
Minority interest	58	57	335	160
Income from asset divestments	(64)	(5)	(1,231)	(59)
Deferred taxes and others	(5)	(105)	221	(152)

SOURCES OF FUNDS	1,150	1,092	3,571	3,542
Changes in working capital	(322)	(77)	(740)	(74)

	828	1,015	2,831	3,468

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(474)	(491)	(1,527)	(1,366)
Investments in intangible assets	(8)	(15)	(39)	(30)
Financial investments	(40)	(80)	(93)	(255)
Acquisition of shareholdings in consolidated subsidiaries	(9)	(24)	(194)	(1,097)

Total Investments	(531)	(610)	(1,853)	(2,748)
Capitalized deferred expenses	(5)	(9)	(26)	(15)

	(536)	(619)	(1,879)	(2,763)
Divestments	74	35	2,493	178

	(462)	(584)	614	(2,585)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	3	1,031	27	1,905
Repayment of long term loans and other noncurrent liabilities	12	(226)	(301)	(652)
Variation in current financial assets	(271)	(1,206)	(2,900)	(1,783)
Subsidies received	10	5	95	36
Minority interest contributions	0	0	0	—
Provisions and others	(29)	(34)	(147)	(13)
Dividend paid	(89)	(55)	(218)	(342)

	(364)	(485)	(3,444)	(849)

Net change in cash and cash equivalents	2	(54)	1	34

Cash and cash equivalents at the beginning of the period	277	283	278	195

Cash and cash equivalents at the end of the period	279	229	279	229

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ANNEX 1

OPERATING HIGHLIGHTS

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OPERATING HIGHLIGHTS

			2002		2002		2003		2003	% Variation 2003 / 2002

OPERATING HIGHLIGHTS	UNITS	1 Q	2Q	3Q	JAN.-SEPT.	1 Q	2Q	3Q	JAN.-SEPT.

–HYDROCARBON PRODUCTION	K Boe/d	945.6	1,039.0	1,058.3	1,014.7	1,002.7	1,161.9	1,224.1	1,130.4	11.4

Crude and Liquids production	K Boe/d	587.3	583.8	591.6	587.6	575.6	604.9	605.0	595.2	1.3
–Spain	K Boe/d	7.2	5.2	3.8	5.4	3.4	2.5	4.8	3.6	–33.2
–Argentina	K Boe/d	436.4	434.5	444.5	438.5	426.9	439.1	440.6	435.6	–0.7
–Rest of Latin America	K Boe/d	80.4	83.0	84.9	82.8	84.7	101.0	100.0	95.3	15.1
–Rest of the world	K Boe/d	63.3	61.1	58.3	60.9	60.6	62.3	59.5	60.8	–0.1

Natural Gas production	K Boe/d	358.4	455.2	466.8	427.2	427.1	557.0	619.2	535.1	25.3
–Spain	K Boe/d	0.0	0.0	0.0	0.0	0.0			0.0	0.0
–Argentina	K Boe/d	223.5	320.5	330.4	291.9	246.0	350.9	401.4	333.3	14.2
–Rest of Latin America	K Boe/d	113.4	112.1	120.4	115.3	163.5	186.3	199.1	183.1	58.8
–Rest of the world	K Boe/d	21.5	22.6	15.9	20.0	17.6	19.9	18.7	18.7	–6.3

–CRUDE OIL PROCESSED	M tep	12.3	12.0	12.8	37.0	12.9	13.9	13.1	39.9	7.7

–Spain	M tep	7.8	7.3	8.2	23.2	7.6	8.6	8.0	24.2	4.3
–Argentina	M tep	3.6	3.7	3.5	10.8	3.9	3.8	3.8	11.5	6.0
–Other countries	M tep	0.9	1.0	1.1	3.0	1.4	1.5	1.3	4.2	40.6

–SALES OF OIL PRODUCTS	Kt	12,504	12,072	12,108	36,685	12,711	13,336	13,897	39,944	8.9

–Sales in Spain	Kt	7,903	7,348	7,500	22,751	7,523	7,985	8,498	24,006	5.5
–Own network	Kt	5,717	5,311	5,539	16,568	5,031	5,233	5,797	16,061	–3.1
–Light products	Kt	3,903	3,876	4,086	11,865	4,084	4,087	4,179	12,350	4.1
–Other Products	Kt	1,814	1,436	1,454	4,703	947	1,146	1,618	3,711	–21.1
–Other Sales to Domestic Market	Kt	1,344	1,314	1,298	3,955	1,561	1,606	1,747	4,914	24.2
–Light Products	Kt	1,004	884	884	2,773	1,037	1,057	1,160	3,254	17.4
–Other Products	Kt	340	430	413	1,182	524	549	587	1,660	40.4
–Exports	Kt	842	723	663	2,227	931	1,146	954	3,031	36.1
–Light Products	Kt	312	393	341	1,046	306	518	293	1,117	6.8
–Other Products	Kt	530	330	322	1,182	625	628	661	1,914	62.0

–Sales in Argentina	Kt	2,990	3,046	2,801	8,837	3,173	3,050	3,222	9,445	6.9
–Own network	Kt	1,677	1,849	1,706	5,233	1,696	1,695	1,685	5,076	–3.0
–Light products	Kt	1,328	1,493	1,361	4,182	1,389	1,376	1,340	4,105	–1.9
–Other Products	Kt	350	356	345	1,050	307	319	345	971	–7.6
–Other Sales to Domestic Market	Kt	290	276	181	747	290	331	345	966	29.4
–Light Products	Kt	233	224	119	576	213	242	234	689	19.6
–Other Products	Kt	57	52	62	171	77	89	111	277	62.3
–Exports	Kt	1,022	921	914	2,858	1,187	1,024	1,192	3,403	19.1
–Light Products	Kt	806	674	688	2,168	799	711	878	2,388	10.1
–Other Products	Kt	217	247	226	690	388	313	314	1,015	47.2

–Sales Rest of Latin America	Kt	1,427	1,518	1,615	4,560	1,802	2,032	1,900	5,734	25.8
–Own network	Kt	660	766	849	2,276	780	851	984	2,615	14.9
–Light products	Kt	534	624	691	1,849	663	684	795	2,142	15.8
–Other Products	Kt	126	143	158	427	117	167	189	473	10.8
–Other Sales to Domestic Market	Kt	497	504	565	1,567	752	895	816	2,463	57.2
–Light Products	Kt	343	339	379	1,060	556	643	589	1,788	68.6
–Other Products	Kt	154	166	186	506	196	252	227	675	33.4
–Exports	Kt	269	247	201	717	270	286	100	656	–8.5
–Light Products	Kt	0	0	0	0	0	0	0	0
–Other Products	Kt	269	247	201	717	270	286	100	656	–8.5

–Sales in other countries	Kt	185	160	192	538	213	269	277	759	41.2
–Own network	Kt	185	160	192	538	213	269	277	759	41.2
–Light products	Kt	174	147	170	491	184	218	219	621	26.4
–Other Products	Kt	12	13	22	46	29	51	58	138	197.3

–SALES OF PETROCHEMICAL PRODUCTS	Kt	775	1,016	848	2,639	996	1,038	1,018	3,052	15.7

–By type of product
–Base petrochemical	Kt	159	195	163	516	227	292	246	765	48.2
–Spain	Kt	30	27	26	83	7	7	5	18	–77.9
–Argentina	Kt	33	40	43	116	24	80	55	159	36.9
–Other countries	Kt	95	128	94	317	196	206	186	588	85.3
								0
–Derivative petrochemicals	Kt	617	821	685	2,123	769	747	772	2,287	7.8
–Spain	Kt	287	305	267	860	306	276	284	866	0.7
–Argentina	Kt	76	76	114	266	75	108	180	364	36.8
–Other countries	Kt	253	440	304	997	388	362	308	1,057	6.1

–LPG SALES

–LPG	Kt	927	805	693	2,425	958	761	656	2,375	–2.1
–Sales in Spain	Kt	658	486	366	1,510	684	447	331	1,462	–3.2
–Sales in Argentina	Kt	71	103	97	271	67	91	90	248	–8.4
–Sales in Rest of Latin America	Kt	173	197	214	584	181	205	218	604	3.3
–Sales in other countries	Kt	25	19	17	61	26	18	17	61	0.8

–NATURAL GAS	bcm	6.65	6.60	6.50	19.75	7.54	7.11	7.40	22.05	11.6
–Spain	bcm	5.12	4.50	4.01	13.64	5.04	4.22	4.53	13.78	1.0
–Argentina	bcm	0.32	0.64	0.81	1.78	0.39	0.69	0.89	1.97	11.0
–Rest of Latin America	bcm	1.08	1.05	1.18	3.31	1.17	1.13	1.16	3.47	4.8
–Rest of the world	bcm	0.12	0.40	0.50	1.02	0.95	1.07	0.82	2.83	177.2

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 10, 2003	By:	/s/ Luis Mañas

	Name:	Luis Mañas
	Title:	Chief Financial Officer